Filed Pursuant to Rule 433

Registration No. 333-180147

Subject: **PXING DETAILS** $842+mm Santander Drive Auto (SDART) 2013-4

**PXING DETS** $842.31mm Santander Drive Auto Receivables Trust (SDART) 2013-4

JOINT BOOKRUNNERS : Credit Suisse(str), Deutsche Bank

CO-MANAGERS : BC, BAML, RBC, Santander

CLS	$AMT(mm)	WAL	MDY/S&P	WNDW	LEGAL	BNCH	SPRD	YLD%	CPN	$PRICE
A-1	128.000	0.20	P-1/A-1+	1-4	07/14	IntL		0.250		100-00
A-2	265.700	0.90	Aaa/AAA	4-18	09/16	EDSF	+57	0.901	0.890	99.99166
A-3	182.490	1.97	Aaa/AAA	18-30	12/17	EDSF	+62	1.118	1.110	99.98949
B	95.220	2.74	Aa1/AA	30-36	01/20	IntS	+145	2.174	2.160	99.98881
C	117.190	3.45	A2/A	36-47	01/20	IntS	+230	3.277	3.250	99.98422
D	53.710	4.05	Baa2/BBB+	47-49	01/20	IntS	+275	3.958	3.920	99.97852
E	48.830	4.08	Ba2/BB+	49-49	10/20	** RETAINED **

* Expected Settle	:	07/17/13	* Format	:	Public/SEC Registered
* First Pay Date	:	08/15/13	* ERISA	:	YES
* Bill & Deliver	:	Credit Suisse	* Ticker	:	SDART 2013-4
* Pricing Speed	:	1.5 ABS 10% Call	* Timing	:	Priced
* Intexnet Details	:	Name -> csfsdart_2013_4_red	Entry Code	:	JKA3
* Netroadshow Link	:	www.netroadshow.com	Entry Code	:	SDART134

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037. Any disclaimers or other notices that may appear below are not applicable to this message and should be disregarded. Such disclaimers or other notices have been automatically generated.